UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JMP Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46629U107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46629U107
1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Carter D. Mack

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

3)	SEC Use Only
4)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	5) Sole Voting Power: 334,009 (a)
6) Shared Voting Power: 999,710 (a)
7) Sole Dispositive Power: 334,009 (a)
8) Shared Dispositive Power: 999,710 (a)

9)	Aggregate amount beneficially owned by each reporting person 1,333,719 (a)
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11)	Percent of class represented by amount in Row 9 5.85%
12)	Type of reporting person (see instructions) IN

Notes:

(a)

Mr. Mack’s beneficial ownership includes (i) 999,710 shares of common stock owned by the Mack Trust dated February 14, 2002; (ii) 215,609 shares of common stock owned by Mr. Mack directly; and (iii) 118,400 vested and unexercised stock options.

Item 1.

(A)	NAME OF ISSUER JMP Group Inc.

(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICER 600 Montgomery Street, Suite 1100, San Francisco, CA 94111
Item 2.
(A)	NAME OF PERSONS FILING Carter D. Mack

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE c/o JMP Group Inc. 600 Montgomery Street, Suite 1100, San Francisco, CA 94111

(C)	CITIZENSHIP USA

(D)	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.001 per share

(E)	CUSIP NUMBER 46629U107

Item 3.

If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ____	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)_____	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)_____	Insurance company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c).

(d)_____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)_____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(f)_____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(g)_____	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)_____	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)_____	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)_____	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: 1,333,719(a)

b.	Percent of class: 5.85% (a)

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 334,009 (a)

ii.	Shared power to vote or to direct the vote: 999,710 (a)

iii.	Sole power to dispose or to direct the disposition of: 334,009 (a)

iv.	Shared power to dispose or to direct the disposition of: 999,710 (a)

Item 5.     Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certifications

N.A.

_________________

Notes:

(a)

Mr. Mack’s beneficial ownership includes (i) 999,710 shares of common stock owned by the Mack Trust dated February 14, 2002; (ii) 215,609 shares of common stock owned by Mr. Mack directly; and (iii) 118,400 vested and unexercised stock options.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

By:	/s/ Carter D. Mack
Name: Carter D. Mack
Title: President